

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 31, 2010

Via U.S. Mail and Fax (229) 225-3816
Mr. R. Steve Kinsey
Chief Financial Officer
Flowers Foods, Inc.
1919 Flowers Circle
Thomasville, Georgia 31757

   Re: **Flowers Foods, Inc.**
      Form 10-K for the Fiscal Year Ended January 2, 2010
      Filed March 3, 2010
      File No. 1-16247

Dear Mr. Kinsey:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended January 2, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

1.   We note your presentation of gross margin throughout your results of operations
        discussion within your MD&A discussion, and we note your gross margin
        calculation excludes cost of sales related to depreciation, amortization and
        distributor discounts. We also note that you do not report a gross margin measure
        within your consolidated statements of operations. However, if you were to
        report a gross margin measure in your consolidated statements of operations, you
        would be required to include all of your cost of sales within gross margin based
        on Regulation S-X, Rule 5-03(b)(2) and other related reporting guidance such as
        SAB Topic 11.B. Therefore, please tell us why you believe that it is appropriate
        to report a gross margin measure that excludes certain cost of sales within your
        MD&A discussion.

Fifty-Two Weeks Ended January 2, 2010 Compared to Fifty-Three Weeks Ended January
3, 2009

Warehouse Delivery Sales, page 30

2.   We note your disclosure stating the increase in branded retail and store branded
        retail sales was primarily the result of volume increases. This disclosure appears
        to contradict the tabular presentation above it that reflects the highest percentage
        increase in sales was attributed to pricing/mix, not volume. Please clarify or
        revise your disclosure to reflect the appropriate factors behind the increase in
        sales.

Consolidated Statements of Income, page F-3

3.   Your disclosure on page F-7 states that you record the percentage of the
        wholesale price that your distributors receive (also referred to as distributor
        discounts in your filing) from the final sales amount to the end customer within
        selling, marketing and administrative expense. Please clarify how you
        determined that such distributor discounts do not represent your cost of sales.

Statement of Cash Flows, page F-6

4.   We note your "Loss reclassified from accumulated other comprehensive income
        to net income" in the amount of $63.0 million for the 52 weeks ended January 2,
        2010. We also note your Note 18 on page F-34 discloses a reclassification related

to derivative activity in the amount of $38.8 million, and Note 10 on page F-21 also discloses a reclassification amount of $38.8 million. Please tell us and disclose what factors led to the reclassification of the remaining $24.2 million loss reclassified from accumulated other comprehensive income to net income.

Summary of Significant Accounting Policies
Revenue Recognition, page F-7

5.   We note your revenue recognition policy disclosure related to distributors that utilize pay-by-scan ("PBS") technology. Your disclosure states that revenue is not recognized for those distributors until the product is purchased by the end customer. We also note in the fiscal year ended 2009 you have recorded $675 million in sales through PBS, or approximately 26%, of your total fiscal 2009 sales in the amount of $2.6 billion. Please tell us and revise your disclosure to clarify the point at which you determine that delivery has occurred with sales to distributors that do not utilize PBS technology (i.e., delivery to distributor vs. delivery to end customer). If your revenue recognition policies vary between distributors that use PBS technology from those that do not use PBS technology, please clarify how you determined that it is appropriate to apply different revenue recognition policies for your sales to distributors based on usage of a specific technology.

Note 10. Derivative Financial Instruments, page F-18

6.   We note your disclosure related to your commodity derivatives and interest rate swaps and request further clarification. It is not clear how the amounts recorded in other comprehensive income correlates to your derivative disclosure. Please tell us and disclose in more detail how the amount of gain or loss recognized in other comprehensive income directly relates to each commodity derivative or interest rate swap. In addition, provide more detail into the factors behind the reclassification of the $38.8 million reclassification from accumulated other comprehensive income into income for the fiscal year ended January 2, 2010.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Chris White at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director